PGIM Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

September 1, 2017

The Board of Trustees

Prudential Investment Portfolios 5

655 Broad Street, 17th Floor

Newark, New Jersey 07102

Re: Prudential 60/40 Allocation Fund

To the Board of Trustees:

PGIM Investments LLC has contractually agreed, through November 30, 2018, to limit Total annual Fund operating expenses after fee waivers and/or reimbursements to 0.40% of average daily net assets for Class R6 shares. This contractual waiver includes acquired fund fees and expenses, and excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales.

Very truly yours,

PGIM INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President